===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO
                               (FINAL AMENDMENT)
                                 (RULE 14D-100)
                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                           E.W. BLANCH HOLDINGS, INC.
                       (Name of Subject Company (Issuer))

                         BARREL ACQUISITION CORPORATION
                        BENFIELD GREIG (HOLDINGS), INC.
                        BENFIELD GREIG HOLDINGS LIMITED
                           GREIG FESTER GROUP LIMITED
                            BENFIELD GREIG GROUP PLC
                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                (INCLUDING ASSOCIATED RIGHTS TO PURCHASE SERIES
                    A JUNIOR PARTICIPATING PREFERRED STOCK)
                         (Title of Class of Securities)

                                   093210102
                     (Cusip Number of Class of Securities)

                             TIMOTHY J. BURTON, LLB
                               COMPANY SECRETARY
                            BENFIELD GREIG GROUP PLC
                                 55 BISHOPSGATE
                                LONDON EC2N 3BD
                                 UNITED KINGDOM
                          TELEPHONE: (44-20) 7578 7000
      (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:
                            NICHOLAS F. POTTER, ESQ.
                              DEBEVOISE & PLIMPTON
                                875 THIRD AVENUE
                               NEW YORK, NY 10022
                           TELEPHONE: (212) 909-6000

                           CALCULATION OF FILING FEE
TRANSACTION VALUATION                            AMOUNT OF FILING FEE
N/A per General Instruction E                    N/A per General Instruction E

     CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 240.0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:.................N/A
Form or Registration No.:...............N/A
Filing Party:...........................N/A
Date Filed:.............................N/A

     [ ] CHECK THE BOX IF THE FILING RELATES TO PRELIMINARY
         COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]    THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
     [ ]    ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
     [ ]    GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
     [ ]    AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

===============================================================================

     This Final Amendment (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") as amended by Amendment No. 1 to the Schedule TO filed March 24, 2001, Amendment No. 2 to the Schedule TO filed March 30, 2001, Amendment No. 3 to the Schedule TO filed May 14, 2001, Amendment No. 4 to the Schedule TO filed May 16, 2001, Amendment No. 5 to the Schedule TO filed May 18, 2001, and Amendment No. 6 to the Schedule TO filed May 18, 2001 relating to the offer by Barrel Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly-owned indirect subsidiary of Benfield Greig Group plc, a public limited company incorporated under the laws of England and Wales ("Parent"), to purchase all the outstanding shares of common stock, par value $0.01 per share (including the associated rights to purchase Series A Junior Participating Preferred Stock) (collectively, the "Shares"), of E.W. Blanch Holdings, Inc., a Delaware corporation (the "Company"), at a purchase price of $13.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 30, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal. This Amendment is being filed on behalf of the Purchaser and Parent. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Item 8 of the Schedule TO is hereby amended and supplemented as follows:
The Offer expired at 12:00 midnight, New York City time, on Friday May 25, 2001 (the "Expiration Date"). According to the Depositary, based on a preliminary count, there were validly tendered and not properly withdrawn 12,249,738 Shares, as of the Expiration Date, representing approximately 94% of the Shares currently outstanding. The Purchaser has accepted for payment all Shares validly tendered in accordance with the Offer. On May 29, 2001, Parent and the Purchaser issued a joint press release, a copy of which is attached hereto as Exhibit (a)(1)(I) and is incorporated herein by reference.

ITEM 12.  EXHIBITS

     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereafter:

     (a)(1)(I) Text of the joint press release issued by Parent and the Company on May 29, 2001.

                                       3
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                                  SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              BARREL ACQUISITION CORPORATION

                              By:  /s/ John L.P. Whiter
                                   --------------------
                                   John L.P. Whiter
                                   President

                              BENFIELD GREIG GROUP PLC

                              By:  /s/ John L.P. Whiter
                                   --------------------
                                   John L.P. Whiter
                                   Director

                              BENFIELD GREIG (HOLDINGS), INC.

                              By:  /s/ John L.P. Whiter
                                   --------------------
                                   John L.P. Whiter
                                   Chief Financial Officer

                              BENFIELD GREIG HOLDINGS LIMITED

                              By:  /s/ John L.P. Whiter
                                   --------------------
                                   John L.P. Whiter
                                   Director

                              GREIG FESTER GROUP LIMITED

                              By:  /s/ John L.P. Whiter
                                   --------------------
                                   John L.P. Whiter
                                   Director

Dated: May 29, 2001
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                               INDEX TO EXHIBITS



Exhibit
Number              Document
-------             --------
(a)(1)(A)*      --  Offer to Purchase dated April 30, 2001.
(a)(1)(B) *     --  Letter of Transmittal.
(a)(1)(C) *     --  Notice of Guaranteed Delivery.
(a)(1)(D) *     --  Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E) *     --  Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other
                    Nominees.
(a)(1)(F) *     --  Guidelines for the Internal Revenue Service on Form W-9.
(a)(1)(G) *     --  Summary Advertisement published April 30, 2001.
(a)(1)(H)*      --  Text of Joint Press Release issued by Parent and the Company on May 18, 2001.
(a)(1)(I)       --  Text of Joint Press Release issued by Parent and the Company on May 29, 2001.
(a)(5)*         --  Benfield Greig Group plc audited financial statements for the fiscal years ended
                    December 31, 2000 and 1999.
(b) *           --  $390,000,000 Facilities Agreement, dated April 30, 2001 for the Benfield Greig Group plc arranged by Barclays Capital with Barclays Bank PLC acting as Agent and Security
                    Trustee.
(d)(1) *        --  Agreement and Plan of Merger, dated as of April 15, 2001, among Parent, Purchaser and the Company.
(d)(2) *        --  Confidentiality Agreement, dated November 28, 2000, between Parent and the Company, as amended.

*As previously filed.

                                                               Exhibit (a)(1)(I)


[LOGO OF BENFIELD GREIG GROUP]              [LOGO OF E.W. BLANCH HOLDINGS, INC.]


BENFIELD GREIG GROUP PLC

BENFIELD GREIG COMPLETES TENDER OFFER FOR E.W. BLANCH SHARES

  London, England, and Dallas, Texas, May 29, 2001 - Benfield Greig Group plc ("Benfield Greig"), the leading U.K. based independent reinsurance intermediary, and E.W. Blanch Holdings, Inc. (NYSE: EWB) ("E.W. Blanch"), a leading U.S. provider of integrated risk management and distribution services, announced today that Benfield Greig successfully completed its cash tender offer at $13.50 per share for all outstanding shares of common stock of E.W. Blanch. The tender offer expired as scheduled at 12:00 midnight, New York City time, on Friday, May 25, 2001.

     Benfield Greig has been advised by U.S. Trust Company of New York, the depositary for the tender offer, that as of the expiration of the tender offer, a total of 12,249,738 shares of E.W. Blanch common stock, representing approximately 94% of E.W. Blanch's issued and outstanding common shares, had been validly tendered and not withdrawn. All validly tendered shares have been accepted for payment and Benfield Greig expects payment to be made for the accepted shares promptly in accordance with the terms of the tender offer.

     Benfield Greig intends to complete the acquisition of E.W. Blanch as promptly as practicable through a merger in which all the shares of E.W. Blanch common stock not tendered in the tender offer will be converted into the right to receive the same $13.50 per share in cash. Because over 90% of the issued and outstanding shares of E.W. Blanch common stock were tendered, this merger can be effected without a meeting of E.W. Blanch shareholders.

     John Coldman, Chairman of Benfield Greig said: "We are delighted that the Blanch shareholders have given our offer overwhelming support. We will move swiftly to integrate both businesses for the benefit of our customers, employees and shareholders throughout the world."

     Grahame Chilton, Chief Executive of Benfield Greig said: "We are looking forward to working closely with our friends and colleagues at Blanch to reinvigorate the US business using the Benfield Blanch brand, whilst significantly enhancing reach for our US customers and driving growth forward."


About Benfield Greig

Benfield Greig was formed in 1997 following the merger of Benfield Group plc and Greig Fester Group Limited and is one of the world's leading international reinsurance intermediary and risk advisory groups.

Benfield Greig is an independent group, being privately owned and majority controlled by its management and employees. Also included amongst its shareholders are a number of the world's leading insurers and reinsurers.


About E.W. Blanch

E.W. Blanch is a leading provider of integrated risk management and distribution services, including reinsurance intermediary services, risk management consulting and administration services and primary distribution services. E.W. Blanch is headquartered in Dallas, Texas with branch offices throughout the U.S. and strategic locations in Europe and Latin America.

For further information:

For Benfield Greig Group:              For E.W. Blanch:

David Haggie                           Andrew Brimmer
Haggie Financial                       Joele Frank, Wilkinson Brimmer Katcher
Tel:  + 44 20 7417 8989                Tel:  + 1 212 355 4449 (extn 111)
Mobile:  + 44 7768 332486              Email:  ahb@joelefrank.com
Email:  david@haggie.co.uk
For Benfield Greig US:

Howard Liszt
Benfield Greig US
Tel:  + 1 612 626 2031
Email:  HLiszt@mr.net

Lexicon Partners Limited and Bear, Stearns & Co. Inc. which are regulated in the United Kingdom by The Securities and Futures Authority Limited, are acting for Benfield Greig Group plc in connection with the merger and for no one else and will not be responsible to anyone other than Benfield Greig Group plc for providing the protections afforded to customers of Lexicon Partners Limited and Bear, Stearns & Co. Inc. or for providing advice in relation to the merger.

This announcement has been approved by Lexicon Partners Limited and Bear, Stearns & Co. Inc. for the purposes of Section 57 of the Financial Services Act 1986.

This announcement does not constitute an offer or invitation to purchase any securities. Any such offer has been made in other documents and any such purchase should be made solely on the basis of information contained in those documents.

     Except for the historical information contained herein, the matters discussed in this news release are forward looking statements that involve risks and uncertainties, many of which are outside the control of E.W. Blanch Holdings, Inc. and, accordingly, actual results may differ materially. E.W. Blanch Holdings, Inc.'s Form 10-K filed with the SEC includes a discussion of these risk factors and is incorporated herein by reference.